

Christopher Kyle • 3rd

Speaker | Business Coach | E-Learning Expert and Founder
of Launch Academy

San Francisco Bay Area

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 **Launch Academy**

 **Stanford University**

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 500+ connections

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Chris is a speaker, teacher, business coach, e-learning expert and founder of Launch Academy, a live online training program that guides participants through a proven process to build out their online learning platform and grow their global community. Chris also walks-his-talk by developing and teac...

The Power of Purpose Global Summit 

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Experience



Founder & Lead Teacher
Launch Academy
Feb 2016 – Present • 2 yrs 3 mos
San Francisco Bay Area

I've been working in the field of online education and transformative learning for years. I've helped both world-renowned luminaries and emerging teachers alike to develop authentic, highly engaging, and lucrative online learning platforms for their expanding global communities.

My passion is helping teachers, authors and experts accelerate the growth of their business by translating their awesome content into world-class online learning programs — with the intention of creating a growing community of Global Messengers that will change the world. Voila — Launch Academy was born!

Launch Academy is a comprehensive 6-month training program (online + retreat) that will provide you with the frameworks, tools, templates, coaching support and intimate learning community so you can effectively map out your online curriculum, create your integrated marketing plan, build your learning platform, and launch your first multi-week online course.

Launch Academy has been developed specifically for teachers, authors, speakers and experts who currently have teaching content that they want to translate into an online learning experience.

To learn more about Launch Academy, go to: http://www.chriskyle.com/launch-academy-course/

Media (3)









Group break-out session at Launch Academy 2016 Retreat

Brainstorming S

Founder
ChrisKyle.com
2009 – Present • 9 yrs
San Francisco Bay Area

I'm passionate about helping teachers, authors and mission-driven organizations build transformative online learning programs and global learning communities that inspire, engage and unite people across cultures. My coaching and training programs have helped a wide variety of aspiring 'global messengers' create highly successful and engaging online learning programs while expanding their reach around the world. What excites me most is helping the up and coming teachers that have a powerful message to share with the world, bringing all of us change agents together in community to make a HUGE difference on our planet.

To learn more, go to: chriskyle.com

Evolving Wisdom

Chief Development Officer/Chief Marketing Officer
Evolving Wisdom
Jan 2011 – Dec 2011 • 12 mos
Marin County

Evolving Wisdom is a nationally acclaimed e-learning company specializing in personal growth and transformational education with popular programs including Calling in The One, Feminine Power, Integral Enlightenment, Awakening to Your Life's Purpose, The Soulmate Summit, The Art of Love Summit, and Conversations with God: The Essential Online Course.

Chris served as both the Chief Development Officer and the interim Chief Marketing Officer during my tenure with the company. He was responsible for current teacher liaison, new teacher development, teacher contracting, program development (with the founders) and the entire marketing team of 12 people. Chris was also part of the core management team that set overall strategy and operational plans for the company. Evolving Wisdom's revenue more than doubled during his time with the company.

The ManKind Project

Chairman of the Board
The ManKind Project
Jan 2007 – Jan 2010 • 3 yrs 1 mo
Northern California

Chris led the 12-person Board of The ManKind Project of Northern California, a non-profit organization focused on supporting men in personal crisis and on their paths of healing and growth, and on empowering each man into his mission of service in the world.

He conducted all monthly Board meetings and was responsible for filling (and keeping filled) all positions on the Board during his tenure. As a part of the 3-man Executive Committee, Chris helped set the strategy and operational plans for the organization.

RightNow Consulting

Director and Senior Consultant
RightNow Consulting
Apr 2004 – Sep 2007 • 3 yrs 6 mos

RightNow is a performance consulting company committed to partnering with clients to achieve specific results. With particular expertise in the title, mortgage, settlement and real estate industries, RightNow works with individuals and organizations to clearly define goals and implement a systematic, proven process to achieve greater success.

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 **Stanford University**

BA, Political Science

1986 – 1989

Activities and Societies: Stanford Lacrosse Team, Manager of Bollard Dining Club (Governor's Corner)

 **Tufts University**

Political Economy

1984 – 1986

Activities and Societies: Delta Tau Delta Fraternity, Varsity Lacrosse

Dean's List (academic Excellence) for all 4 semesters that I attended the university over the two years from 1984-86. I then transferred to Stanford University in the fall of 1986.